

Mail Stop 3030

May 23, 2017

Via E-mail
William E. Siwek
Chief Financial Officer
TPI Composites, Inc.
8501 N. Scottsdale Rd.
Gainey Center II, Suite 100
Scottsdale, AZ 85253

   Re: **TPI Composites, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2016
      Filed March 17, 2017
      File No. 001-37839

Dear Mr. Siwek:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Note 1. Summary of Operations and Significant Accounting Policies

(r) – Net Income Per Share Calculation, page F-14

1. We note your disclosure of diluted earnings per share for the years ended December 31, 2016, 2015 and 2014 assuming the initial public offering had occurred on January 1, 2014. As this disclosure does not appear to be contemplated by ASC 260 or Article 11 of Regulation S-X, please tell us the guidance you relied upon in providing this information. Otherwise, refer to the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K which prohibits the inclusion of non-GAAP measures in your GAAP financial statements and revise your future filings to comply.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery